CONFORMED COPY

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                             Stifel Financial Corp
                                (Name of Issuer)

                             Common Stock, par
                            value $.15 per share
                         (Title of Class of Securities)

                                  860630 10 2
                                (CUSIP Number)

                                 Mr. Del Mintz
                                 22732 Rye Road
                           Shaker Heights, Ohio  44122

                                 (216) 283-0001
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              September 16, 1996
            (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                    Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file for reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
          and 2 has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
          Rule 13D-7.)
                    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See
          Rule 13d-1(a) for other parties to whom copies are to be sent.


                                          13D
           CUSIP NO. 860630 10 2

             1   NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Del Mintz
                 ###-##-####

             2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) ( )
                                                            (b) ( )

             3   SEC USE ONLY

             4   SOURCE OF FUNDS*
                 PF

             5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

             6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

                                    7    SOLE VOTING POWER

                                         625,500
               NUMBER OF
                 SHARES             8    SHARED VOTING POWER
             BENEFICIALLY
               OWNED BY                   -0-
                EACH
              REPORTING             9    SOLE DISPOSITIVE POWER
               PERSON
               WITH                      625,500

                                   10    SHARED DISPOSITIVE POWER

                                         -0-

            11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON

                 625,500

            12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        ( )

            13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 14.0%

            14   TYPE OF REPORTING PERSON*
                 IN



          The Schedule 13D filed on June 19, 1996, as previously amended on June 27, 1996, is hereby further amended as follows:

          Item 3 is hereby amended to read as follows:

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The 625,500 shares of Common Stock, par value $.15 per share, of the Issuer, to which this Statement relates, were acquired by Mr. Mintz for $4,570,614. The shares of Common Stock were acquired for cash utilizing Mr. Mintz's personal funds.

          Item 5 is hereby amended to read as follows:

          ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

               (a-b) As of the date of this Statement, Mr. Mintz beneficially owns 625,500 shares of the Common Stock. Based on the 4,463,647 shares of Common Stock reported outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 28, 1996, Mr. Mintz beneficially owns approximately 14.0% of the outstanding shares of Common Stock. Mr. Mintz has the sole power to vote and dispose of 625,500 shares of the Common Stock.

               (c) Within the past 60 days, Mr. Mintz has effected the following purchases of the Common Stock (in addition to shares previously reported on Amendment No.1 to this
          Schedule 13D) in open market transactions:

          PURCHASE
          DATE      SHARES    PRICE     TOTAL

          9/10/96   200       $7.00         $1,400.00
          9/10/96   1000      $7.25         $7,250.00
          9/12/96   31,100    $7.9956     $248,663.16
          9/12/96   500       $8.00         $4,000.00
          9/16/96   20,000    $8.00       $160,000.00
          9/16/96   13,500    $8.00       $108,000.00

               (d-e)  Not applicable.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:   September 17, 1996

                                        By /s/ Del Mintz
                                           ______________________
                                        Name:  Del Mintz